ADDRESS REPLY TO
Carol Crofoot Hayes	P.O. Box 1734
Associate General Counsel and Secretary	Atlanta, GEORIGIA 30301
404 676-5622 FAX: 404 676-8409

June 5, 2008

Mr. John Reynolds
Assistant Director
Division of Corporation Finance
Office of Beverages, Apparel and Health Care Services
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

RE:           The Coca-Cola Company
Form 10-K for Fiscal Year Ended December 31, 2007
Schedule 14A filed March 3, 2008
File No. 1-02217

Dear Mr. Reynolds:

Thank you for your letter of May 6, 2008 concerning the Form 10-K for the fiscal year ended December 31, 2007 of The Coca-Cola Company (the “Company”) and the Definitive Proxy Statement on Schedule 14A filed by the Company with the Securities and Exchange Commission (the “Commission”) on March 3, 2008 (the “2008 Definitive Proxy Statement”).  This letter sets forth the Company’s response to the comment of the staff of the Division of Corporation Finance.  To facilitate your review, the staff’s comment is set forth below in bold-faced type and the Company’s response immediately follows.

Form DEF 14A

Business Performance Factor, page 37

1.
You have not provided quantitative disclosure of all of the terms of the necessary targets to be achieved for your named executive officers to earn their “annual incentive.”  In future filings, please disclose the specific performance targets used to determine incentive amounts.  See Item 402(b)(1)(v) of Regulation S-K.  Alternatively, provide a supplemental analysis as to why it is appropriate to omit specific targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K.   To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b).  General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient.  In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

Securities and Exchange Commission
June 5, 2008

Response:

We did not disclose the specific performance targets used to determine our named executive officers’ 2007 annual incentive awards because we believe that disclosure of the specific performance targets is not material to a shareowner’s understanding of the plan and would result in competitive harm to the Company.  We previously discussed this issue in detail with the staff in a series of letters beginning in August 2007 and continuing through February 2008 regarding the Company’s Definitive Proxy Statement on Schedule 14A filed with the Commission on March 9, 2007.  In a letter dated February 15, 2008, Ms. Ellie Quarles, Special Counsel, informed us that the staff had concluded that there was no basis to disagree with the Company’s decision to omit information concerning specific performance targets from our Definitive Proxy Statement.  A copy of our prior correspondence with the staff is attached.

The material provisions and operation of the Company’s annual incentive plan did not change from the 2006 plan year to the 2007 plan year.  Thus, we continue to believe that our decision to omit the specific performance targets under our annual incentive plan – a decision on which the staff concluded there was no basis to disagree – is appropriate and in accordance with Item 402(b) of Regulation S-K.  Our reasons for this conclusion are summarized below.

Volume, Net Income and Profit Targets are Not Material to Understanding the Plan

Due to the design of the annual incentive plan, disclosure of the specific performance targets is not material to our shareowners’ understanding of the plan or the amounts that could be paid to the named executive officers pursuant to the plan.  The plan is designed to include a matrix of performance points at which the target incentive payment for an individual executive could be earned.  A large number of combinations of actual volume and net income results could result in payment of the target incentive.  By way of illustration, all of the following could result in a payout of 100% of the executive’s target annual incentive:  X volume and $Y net income; X+1 and $Y-2; X-3 and $Y+4.

Accordingly, the actual specific target set by the Compensation Committee is only a starting point and identifying only a single target would not materially enhance our shareowners’ understanding of the incentive nature of the plan.  We believe the truly material elements of the annual incentive plan, as we have disclosed in our prior filings, are:

2

Securities and Exchange Commission
June 5, 2008

•	the annual incentive target as a percentage of base salary (see page 37 of the 2008 Definitive Proxy Statement);

•	the plan formula (see page 37 of the 2008 Definitive Proxy Statement);

•	the range of potential payouts for each named executive officer (see the Grants of Plan-Based Awards Table on page 58 of the 2008 Definitive Proxy Statement);

•	the shareowner-approved measures employed (see page 37 of the 2008 Definitive Proxy Statement);

•	the actual payouts for each named executive officer (see the Summary Compensation Table on page 48 of the 2008 Definitive Proxy Statement); and

•	the historical analysis of performance results (see page 38 of the 2008 Definitive Proxy Statement).

Item 402(b)(2)(v) of Regulation S-K, as cited by the staff in its comment, provides that, if material, the specific items of corporate performance taken into account in setting compensation policies and making compensation decisions may need to be discussed in a company’s Compensation Discussion and Analysis.  Further, instruction 1 to Item 402(b) of Regulation S-K provides that the purpose of the Compensation Discussion and Analysis is to provide investors material information that is necessary to an understanding of the registrant’s compensation policies and decisions regarding the named executive officers.  We believe we have discussed, and we will continue to discuss in our future filings, the material corporate performance information necessary for our shareowners to understand the annual incentive plan design, purpose and payouts.

Disclosure of Specific Performance Targets would Result in Competitive Harm

As set forth on page 37 of the 2008 Definitive Proxy Statement, the financial measures underlying the 2007 annual incentive awards were, for the Company as a whole, volume and net income and, for operating units, volume and profit before tax.  While disclosure of the specific volume, net income and profit targets under the plan is immaterial to an understanding of the plan and amounts awarded under the plan, disclosure of the targets would provide material information regarding the Company’s business strategy and therefore would result in competitive harm to the Company.

3

Securities and Exchange Commission
June 5, 2008

There are two primary reasons we believe disclosing the specific performance targets would result in competitive harm.  First, the performance targets are applied against internal business plan goals that are set annually.  The internal business plan is highly confidential.  While the annual results regarding the Company’s volume, net income and profit before tax are eventually disclosed to shareowners, our internal business plan and performance against the plan are never made public. If we were required to disclose the specific performance targets and how those targets were applied against the internal business plan targets, coupled with the publicly-available information about actual volume, net income and profits results, competitors could easily  understand our business priorities, areas of emphasis, investment strategies, and expectations for particular geographic regions.  Likewise, if we disclosed these targets after the fact, competitors would have access to baseline information for future projected growth.  It is also important to note with respect to the 2007 annual incentive compensation that specific volume targets were required for certain categories of products.  Disclosure of targets for specific categories of products would provide competitors with information about the Company’s expectations about volume for a particular category of beverages and the Company’s emphasis in the various categories.  This would allow competitors to adjust their efforts in response to such information to the detriment of the Company.

Second, because volume and financial results work in tandem, competitors could infer future pricing strategies by observing the relationship between the two financial targets.  As part of our business strategy, the Company might (and has in the past) set a relatively lower price, which would adversely affect income and profit in the short term, to increase the presence of our products and thus increase volume.  Conversely, price increases may improve profit and income, but reduce volume.  Even though disclosure of the performance targets would occur after the Company’s publication of volume, income and profit results for the year, this relationship between pricing and volume is not discernable from the published information.  If we were to disclose the performance targets in our future filings, a competitor easily could infer future price initiatives and strategies.  For example, by observing how the financial targets are set over time, a competitor could determine whether the Company is reducing prices or increasing marketing expenditures to increase volume within particular geographic markets or with respect to particular products.  Based on this information, a competitor could set its own strategy to counteract the Company’s carefully constructed strategy, all to the detriment of our overall operating results and thus shareowner return.  The completion of the compensation year in no way diminishes this potential for competitive harm.

Because we omitted disclosure of the specific performance targets underlying the annual incentive plan, we discussed in detail, on page 38 of the 2008 Definitive Proxy Statement and as required by Instruction 4 to Item 402(b) of Regulation S-K, the likelihood of the Company’s achievement of the targets.  We stated:

“Based on historical analysis, we believe the target award is somewhat likely, but not easily achieved. There is only a remote probability (less than 5%) that the maximum award could be attained. Past performance is not an indication of future performance, but provides valuable data to the Compensation Committee as it sets targets for the plan year. Over the last eight years, the business performance targets were exceeded slightly more than half of the time, but the maximum payout was never awarded. As disclosed in the 2007 Grants of Plan-Based Awards Table on page 58, the target award for 2007 was exceeded, but the maximum was not attained for any Named Executive Officer.”

Cognizant of the staff’s concerns in this area, we provided more than general statements regarding the level of difficulty, or ease, associated with achieving the undisclosed performance targets.  To the contrary, we attempted to provide a probability and historical analysis for our shareowners in order to provide them with context for assessing the difficulty of achieving the targets.  We believe that the information we provided satisfies the requirements of the rule.

4

Securities and Exchange Commission
June 5, 2008

Conclusion

We have taken a principled approach to the determination whether to disclose the specific performance targets under our annual incentive plan – an approach we re-evaluated in preparing our 2008 Definitive Proxy Statement given our prior correspondence with the staff.  Where we believe that the specific targets are material to understanding the plan, and disclosure of the targets will not result in competitive harm, we have disclosed the specific targets.  For example, we disclosed the specific performance targets for the performance share unit plan (see page 40 of the 2008 Definitive Proxy Statement), even though the Company’s economic profit growth is not typically publicly disclosed.

We believe that most of our shareowners understand the sensitivity of the specific performance targets under the annual incentive plan.  While disclosure of the targets would not materially add to an understanding of the plan in a particular year, the risk of competitors knowing these targets and analyzing how they work together over time is both probable and very serious. We believe that our shareowners’ interests are well-served by continuing to keep these targets confidential, and would be significantly harmed by disclosure of the targets to competitors.

In connection with responding to your comment, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

5

Securities and Exchange Commission
June 5, 2008

Please direct any questions or comments concerning this letter to me at 404-676-5622.
Sincerely,

/s/ Carol Crofoot Hayes

Carol Crofoot Hayes
Associate General Counsel and Secretary

cc:           E. Neville Isdell, Chairman and Chief Executive Officer

Attachments

6

Attachment 1
Mail Stop 3561
August 21, 2007

By U.S. Mail and facsimile to (404) 515-7099

E. Neville Isdell
Chief Executive Officer and Chairman of the Board
The Coca-Cola Company
One Coca-Cola Plaza
Atlanta, GA 30313

R    The Coca-Cola Company
    Definitive 14A
                    Filed March 9, 2007
    File No. 1-02217

Dear Mr. Isdell:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division’s focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

E. Neville Isdell
The Coca-Cola Company
August 21, 2007

The Compensation Committee, page 19

1.  We note that Towers Perrin assists the compensation committee with its responsibilities and that it gathers and analyzes data. Please clarify the role of the compensation consultant in determining or recommending the amount and form of executive or director compensation and discuss fully the material elements of the instructions or directions to the consultant with respect to the performance of its duties under the engagement. See Item 407(e)(3)(iii) of Regulation S-K.

Approval of Related Person Transactions, page 24

2. Please expand the definition of “related person” to include your executive officers and their immediate family members. See Instruction 1.a.i. and iii. to Item 404(a) of Regulation S-K.

3.  Please disclose whether your policies and procedures for approving related person transactions are in writing and, if not, how such policies and procedures are evidenced. See Item 404(b)(1)(iv) of Regulation S-K.

Director Compensation, page 26

4.  You specify a performance goal for the compensation plan for non-employee directors and indicate that you assess earnings per share growth “after considering items impacting comparability.” Please discuss whether you have established in advance the types of items that will be considered to determine whether earnings per share have increased or otherwise indicate how these adjustments will be made.

5. Please clarify the effect, if any, on the vesting of awards to a director if the director does not continue as a board member.

Compensation Discussion and Analysis, page 29

6.  Please expand your reasons for paying a certain level of base salary to explain how “internal equity” is taken into account to adjust for annual increases and discuss the extent to which it is considered in setting the initial level of base salary for named executive officers. Clarify whether it is your goal to set base salary at a certain multiple of the salary of a specified type of employee. You also state that the compensation committee considers market data and affordability for the company when determining base salary. Please discuss whether you consider total salary to be paid to the named executive officers when determining whether the base salary levels are affordable for the company. If so, discuss what total base salary level has been determined to be affordable for the year.

E. Neville Isdell
The Coca-Cola Company
August 21, 2007

Annual Compensation, page 30

7.  You have not provided a quantitative or qualitative discussion of the 2006 financial or other performance targets to be achieved for your named executive officers to earn the annual incentive. You also have not included the 2007 targets. See Instruction 2 to Item 402(b) of Regulation S-K. Please disclose or, to the extent you believe disclosure of these targets is not required because it would result in competitive harm, provide us on a supplemental basis a detailed explanation under Instruction 4 to Item 402(b) of Regulation S-K for this conclusion. You indicate that you have exceeded the financial performance target in each of the last three years for the annual incentive, but you have not stated clearly how difficult it is to achieve the target level of performance. If disclosure of the performance-related factors would cause competitive harm, please discuss how difficult it will be for the executive or how likely it will be for the registrant to achieve the target levels. Please see Instruction 4 to Item 402(b) of Regulation S-K.

8.  We refer you to Securities Act Release 8732A, Section II.B.1. As noted in that section, the compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies for individual named executive officers. Mr. Isdell received the highest salary of $1.5 million, almost two times the next highest salary, and a bonus of $5.5 million, which was more than three times the next highest bonus paid to any of the named executive officers. Mr. Isdell was the only named executive officer to receive stock and performance share units in 2006, which accounts for a significant amount of the compensation differences between him and the other named executive officers. However, you should supplement the disclosure to explain further the reasons for the differences in the amounts of compensation awarded to the named executive officers.

Annual Incentive, page 31

Determination Formula, page 33

9. Your disclosure regarding the annual incentive is lengthy and somewhat difficult to understand without attaching values to the factors you use. Please consider including an example of how you determine the actual incentive award payout using actual dollar amounts, annual incentive targets, financial performance percentages and personal performance factors. Please consider including the amounts awarded to the named executive officers and the various percentages related to each named executive officer. Another alternative could involve providing tabular disclosure with representative amounts.

E. Neville Isdell
The Coca-Cola Company
August 21, 2007

2006 Pension Benefits, page 57

10.  Please clarify by footnote why the number of years of credited service differs for Mr. Isdell between the retirement plan and supplemental plan, on the one hand, and the overseas plan, on the other. Based on the disclosure you provided on page 39, the difference between the plans is not attributable to crediting Mr. Isdell with additional years of service. Please clarify the reasons for the difference in years of credited service.

11. Please clarify the meaning of the data included in the mortality table column of the assumptions you have provided.

2006 Nonqualified Deferred Compensation, page 59

12.  Please include a footnote quantifying the extent to which amounts reported in column f previously were reported as compensation to the named executive officer in the summary compensation table for previous years. See the Instruction to Item 402(i)(2).

13.  Please disclose the measures for calculating interest or other plan earnings (including the frequency in which selections may be changed), quantifying interest rates and other measures applicable during your last fiscal year. See Item 402(i)(3)(ii) of Regulation S-K.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:
• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

E. Neville Isdell
The Coca-Cola Company
August 21, 2007

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3238 with any questions.

Sincerely,

Ellie Quarles
Special Counsel

Attachment 2
CORRESP 1 filename1.htm
The Coca-Cola Company
One Coca-Cola Plaza
Atlanta, Georgia
Carol Crofoot Hayes
Associate General Counsel & Secretary

ADDRESS REPLY TO
P.O. Box 1734
Atlanta, Georgia 30301

404 676-5622
FAX: 404 676-8409

October 26, 2007

Ms. Ellie Quarles
Special Counsel
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

RE:          The Coca-Cola Company
Definitive Proxy Statement on Schedule 14A
Filed March 9, 2007
File No. 1-02217

Thank you for your letter of August 21, 2007 concerning the Definitive Proxy Statement on Schedule 14A filed on March 9, 2007 by The Coca-Cola Company (the “Company”).  We have responded to each of your comments below.  To facilitate your review, we have included in this letter the captions and numbered comments from your letter and have provided our responses immediately following each numbered comment.

The Compensation Committee, page 19

1.
We note that Towers Perrin assists the compensation committee with its responsibilities and that it gathers and analyzes data.  Please clarify the role of the compensation consultant in determining or recommending the amount and form of executive or director compensation and discuss fully the material elements of the instructions or directions to the consultant with respect to the performance of its duties under the engagement.  See Item 407(e)(3)(iii) of Regulation S-K.

Response:

As noted on page 37 of the Definitive Proxy Statement, the primary role of Towers Perrin, as consultant to the Compensation Committee during 2006, is to gather and analyze data related to market practice.  In particular, as requested by the Compensation Committee, the compensation consultant provides relevant comparative market data, provides objective data to assist in the selection of our peer group of companies, and comments on compensation proposals.  Towers Perrin did not determine or recommend the exact amount and form of executive compensation.  Towers Perrin has not and did not in 2006 play any role in determining the amount or form of Director compensation.

The Compensation Committee has a written engagement letter with Towers Perrin.  Under the terms of this engagement letter, the consultant reports directly to the Chairman of the Committee, the Committee determines the scope of requested services, and the Committee has the sole authority to hire, fire, and approve fee arrangements for the consultant’s work.

We will continue to detail in future filings the compensation consultant’s involvement with our executive compensation program to the extent it is material to an investor’s understanding of our executive compensation program.

Approval of Related Person Transactions, page 24

2.	Please expand the definition of “related person” to include your executive officers and their immediate family members. See Instruction 1.a.i. and iii. to Item 404(a) of Regulation S-K.

Response:

In future filings, we will include executive officers and their immediate family members in the definition of “related person.”  Based on our review, there were no transactions involving our executive officers or their immediate family members subject to disclosure under Item 404(a) of Regulation S-K during 2006.

3.
Please disclose whether your policies and procedures for approving related person transactions are in writing and, if not, how such policies and procedures are evidenced.  See Item 404(b)(1)(iv) of Regulation S-K.

Response:

Our policies and procedures regarding related person transactions are in writing in the Committee Charter for the Committee on Directors and Corporate Governance.  In addition, these policies are discussed in our Code of Business Conduct.   These documents can be found on the Company’s website, www.thecoca-colacompany.com, under the Investors section.  In future filings, we will specifically state that these policies and procedures are in writing.

Director Compensation, page 26

4.
You specify a performance goal for the compensation plan for non-employee directors and indicate that you assess earnings per share growth “after considering items impacting comparability.”  Please discuss whether you have established in advance the types of items that will be considered to determine whether earnings per share have increased or otherwise indicate how these adjustments will be made.

Response:

Under The Compensation Plan for Non-Employee Directors, the types of items that would impact comparability are established in advance, at the time the performance target for the three-year period is set by the Board of Directors.   For the 2006 – 2008 performance period, the calculation of earnings per share growth is adjusted for significant structural changes, accounting changes, and non-recurring charges and gains.  The Audit Committee must approve and certify any adjustments.  These adjustments are intended to provide a consistent year-to-year comparison.  In future filings, we will identify the types of potential adjustments that are applicable to each three-year performance period.

5.	Please clarify the effect, if any, on the vesting of awards to a director if the director does not continue as a board member.

Response:

If a Director does not continue to serve as a Director, the share units credited to his or her account for each performance period in progress are prorated based on the amount of time in the performance period he or she served as a Director.

The share units do not vest upon termination of service as a Director. No payment is made unless the performance measure is met over the original performance period.  The prorated payment, if any, is made at the same time as any payment to the other Directors.    This provision is expressly set forth in Section 4.4 of The Compensation Plan for Non-Employee Directors, which was filed with the Commission on a current report on Form 8-K on April 5, 2006.

We did not address this provision in the description of The Compensation Plan for Non-Employee Directors in our Definitive Proxy Statement since no Director who participated in this plan terminated service as a Director in 2006.  Consequently, we did not believe that a description of the provision was material to an understanding of the plan.  In future filings, we will describe this provision in the discussion of the plan.

Compensation Discussion and Analysis, page 29

6.
Please expand your reasons for paying a certain level of base salary to explain how “internal equity” is taken into account to adjust for annual increases and discuss the extent to which it is considered in setting the initial level of base salary for named executive officers.  Clarify whether it is your goal to set base salary at a certain multiple of the salary of a specified type of employee.  You also state that the compensation committee considers market data and affordability for the company when determining base salary.  Please discuss whether you consider total salary to be paid to the named executive officers when determining whether the base salary levels are affordable for the company.  If so, discuss what total base salary level has been determined to be affordable for the year.

Response:

The Compensation Committee seeks to balance the use of external data and internal data in its decision-making process to ensure that we are paying our employees comparable amounts for comparable work.  Internal equity is one factor that is considered in this process.   Our objective is to ensure that employees with similar responsibilities, experience and historical performance are rewarded comparably.  For each position in the Company, including the Named Executive Officers’ positions, we assign a job grade based on job duties and responsibilities.  Each job grade has a salary range.  When adjusting base salaries, annual increases are awarded within a pre-established range based on an assessment of the employee’s performance for the previous year.  We take into consideration experience and performance versus peers in comparable roles and we seek to provide the highest performing employees the highest rewards.

We do not seek to set the base salary of any employee, including any Named Executive Officer, at a certain multiple of the salary of a specified type of employee.

Affordability is one of many factors used in determining base salaries and annual increases.  What we pay our employees, including our Named Executive Officers, eventually is factored into the price of our products.  We look at base salaries, annual incentive opportunities and long-term incentive awards to understand whether the entire compensation package for employees, including Named Executive Officers, is competitive and affordable.  Several other elements of compensation are driven by base salary, so it is important to set the appropriate level of base salary.

We carefully consider external and internal data in setting the appropriate, affordable level of compensation.  The total base salaries disclosed have been determined to be affordable.  We are willing and able to invest in employees, including Named Executive Officers, in order to deliver results to shareowners.  We consider this compensation an investment and we manage this investment through our performance management system and with financial and individual performance objectives.

In future filings, we will continue to consider how best to disclose information material to an investor’s understanding of our executive compensation programs, including the role of internal equity and affordability.

Annual Compensation, page 30

7.
You have not provided a quantitative or qualitative discussion of the 2006 financial or other performance targets to be achieved for your named executive officers to earn the annual incentive.  You also have not included the 2007 targets.  See Instruction 2 to Item 402(b) of Regulation S-K.  Please disclose or, to the extent you believe disclosure of these targets is not required because it would result in competitive harm, provide us on a supplemental basis a detailed explanation under Instruction 4 to Item 402(b) of Regulation S-K for this conclusion.  You indicate that you have exceeded the financial performance target in each of the last three years for the annual incentive, but you have not stated clearly how difficult it is to achieve the target level of performance.  If disclosure of the performance-related factors would cause competitive harm, please discuss how difficult it will be for the executive or how likely it will be for the registrant to achieve the target levels.  Please see Instruction 4 to Item 402(b) of Regulation S-K.

Response:

We did not disclose the specific performance targets for the 2006 annual incentive awards because we believe that to do so would result in competitive harm to the Company.   We have adopted a principled approach to disclosure of performance targets and carefully evaluate each plan to determine if disclosure would result in competitive harm.  Where we did not believe that disclosure of targets would result in competitive harm, we disclosed the specific targets. For example, on page 35 of the Definitive Proxy Statement, we disclosed the earnings per share performance targets applied to the performance share units under the Company’s long-term incentive program.  Similarly, on page 26 of the Definitive Proxy Statement, we disclosed the performance target for Director compensation.

For the 2006 annual incentive awards, on page 32 of the Definitive Proxy Statement, we disclosed that the financial measures for the Company as a whole were volume and net income and, for operating units, volume and profit before tax.  These financial criteria are applied against internal business plan targets that are set annually.  These internal business plans are highly confidential and reflect the internal aspirations for the Company as a whole and for particular geographic operating units.  These business plans do not constitute forecasts although, if disclosed, there is a risk that they would be construed as forecasts.

While information on volume, net income, and profit before tax is eventually disclosed, our internal business plans and performance against those plans are never made public. Disclosure of the Company’s internal projections and our performance against the business plans would allow competitors to understand our business priorities, areas of emphasis, investment strategies, and expectations for particular geographic regions.  Competitors and industry experts may be able to deduce the investment required to deliver certain volume or profit targets.  Likewise, if we disclosed these targets after-the-fact, competitors would have access to baseline information for future projected growth.  As an example, if competitors discovered that we are aiming for a significant percentage increase in volume or profit in a particular geographic area, this would provide competitors with highly valuable information that would allow them to focus their competitive efforts against the Company in that area.

Importantly, specific targets were also required for certain categories of products. Disclosure of internal targets for a particular category of products would provide our competitors with proprietary information on the Company’s expectations about volume in that category of beverages and also information on where the Company is focusing its efforts.  For example, if we disclosed that we expect the volume of sparkling beverages to grow at a certain percentage and still beverages to grow at a different percentage, competitors would obtain information about the Company’s strategy related to those products.  In addition, this would provide competitors with information on the Company’s prioritization of certain categories of beverages.

Since we firmly believe that competitive harm would result if we disclose the specific performance targets for our annual incentive awards, we disclosed the difficulty of achieving the targets. We disclosed on page 32 of the Definitive Proxy Statement that financial performance has exceeded the target in each of the last three years and also that the maximum has never been achieved.  It is important to note that, because this is an annual incentive plan, both the range of potential payouts based on the targets and the actual payouts are disclosed in the same Definitive Proxy Statement. We disclosed in the 2006 Grants of Plan-Based Awards table on page 51 of the Definitive Proxy Statement the threshold, target and maximum payout of the annual incentive.  The actual payment amount disclosed on page 44 in column (g) of the 2006 Summary Compensation Table for each Named Executive Officer can be compared against this range.  In 2006, for the Named Executive Officers, the performance targets for 2006 were exceeded, but the payouts were substantially below the maximum amount. This demonstrates that the target level of performance is achievable, as long as expected performance is attained, but the maximum payout is very difficult to achieve.  In the event additional disclosure is material to an investor’s understanding of the executive compensation program, we will include additional information in future filings on the difficulty of achieving the target and maximum amounts.

We did not provide information on the financial performance targets for the 2007 annual incentive awards because, as set forth in Instruction 2 to Item 402(b) of Regulation S-K, information for 2007 would have to be disclosed only if it could affect a fair understanding of the Named Executive Officer’s compensation for the last fiscal year.  Annual incentive award targets are set each year. We do not believe that the targets for 2007 awards are relevant to a fair understanding of the annual incentive plan and the award payouts for 2006.   Rather, as stated above, we believe historical results provide an investor with more pertinent information regarding the difficulty of achieving the performance targets under the plan.

In summary, we believe the information and explanation provided in the Definitive Proxy Statement about the annual incentive plan was sufficient to provide an investor with an understanding of the plan.  Disclosure of the specific targets would not materially increase an investor’s understanding of the annual incentive program and would result in competitive harm.

8.
We refer you to Securities Act Release 8732A, Section II.B.1.  As noted in that section, the compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies for individual named executive officers.  Mr. Isdell received the highest salary of $1.5 million, almost two times the next highest salary, and a bonus of $5.5 million, which was more than three times the next highest bonus paid to any of the named executive officers.  Mr. Isdell was the only named executive officer to receive stock and performance share units in 2006, which accounts for a significant amount of the compensation differences between him and the other named executive officers.  However, you should supplement the disclosure to explain further the reasons for the differences in the amounts of compensation awarded to the named executive officers.

Response:

As you note, Mr. Isdell was the only Named Executive Officer to receive stock options and performance share units in 2006, which accounts for a significant amount of the difference between Mr. Isdell’s total compensation and the total compensation of other Named Executive Officers.  The reason for this was explained in detail beginning in the last paragraph on page 33 and continuing on page 34 of the Definitive Proxy Statement.

Regarding base salary, as we discussed on page 30 of the Definitive Proxy Statement, the process for determining base salary is the same for all employees, including Named Executive Officers.  The differences in base salary are a result of external benchmarking and differences in the relative responsibilities of each executive position.  Mr. Kent, who has the second-highest base salary, was promoted to his current position of President and Chief Operating Officer on December 7, 2006.  The increase to his base salary as a result of this promotion was effective January 1, 2007 (see page 31 of our Definitive Proxy Statement) and thus was not reflected in the 2006 Summary Compensation Table.  Prior to Mr. Kent’s promotion, the Company did not have an executive in the position of President and Chief Operating Officer.  While Mr. Isdell’s salary was approximately twice that of Mr. Kent in 2006, this difference is partly attributable to the fact that Mr. Kent’s base salary did not reflect his new position until 2007.

Regarding annual incentive, Mr. Isdell, given his role and responsibilities, is eligible for a higher target incentive percentage than the other Named Executive Officers.  This target percentage is applied against his base salary, resulting in a higher annual incentive amount.  Mr. Isdell’s leadership and strong personal performance in 2006 were also taken into account, as described in detail on page 33 of the Definitive Proxy Statement.

Finally, Mr. Isdell’s total compensation is higher than other Named Executive Officers because of the increase in the value of his future pension benefits, as disclosed in column (h) of the 2006 Summary Compensation Table.   The reasons that his change in pension value is higher than the other Named Executive Officers are explained in detail on pages 47, 57 and 58 of the Definitive Proxy Statement.  Specifically, it was disclosed on page 47 that “Mr. Isdell’s change in pension value is significant because he was rehired after retirement at a substantially higher rate of pay.  As of December 31, 2006 he had 32.5 years of service.  As a result, each year Mr. Isdell works as Chairman and Chief Executive Officer replaces an earlier year of lower eligible compensation.  This treatment applies to all plan participants.”

While we believe that that the reasons for the material differences between the compensation paid to our Named Executive Officers for 2006 were adequately explained in our Definitive Proxy Statement, in future filings, we will continue to ensure that any material differences in our compensation policies or pay decisions are appropriately addressed to the extent that such information is material to an investor's understanding of our executive compensation program.

Annual Incentive, page 31
Determination Formula, page 33

9.
Your disclosure regarding the annual incentive is lengthy and somewhat difficult to understand without attaching values to the factors you use.  Please consider including an example of how you determine the actual incentive award payout using actual dollar amounts, annual incentive targets, financial performance percentages and personal performance factors.  Please consider including the amounts awarded to the named executive officers and the various percentages related to each named executive officer.   Another alternative could involve providing tabular disclosure with representative amounts.

Response:

While we acknowledge that the discussion of our annual incentive award plan is fairly complex, we do not believe that it is difficult to understand how the plan operates without attaching specific values to each factor that is used.  On page 33 of the Definitive Proxy Statement, we set out the formula in simple form.  As described, the four primary factors are:

•	Base salary
•	Annual incentive target percentage
•	Financial performance percentage
•	Personal performance percentage

In addition, the annual incentive is increased or decreased based on performance against pre-established inclusion and diversity goals.  Of the factors, we disclosed base salary, annual incentive target percentage and the diversity multiplier.   For the reasons discussed in our response to Comment 7 above, we did not disclose the specific financial performance percentage that was applied for the 2006 awards because we believe that to do so would result in competitive harm to the Company.  In addition, we do not believe it is required or appropriate to disclose the actual personal performance percentage for each Named Executive Officer.  We believe that the disclosure of the amount of annual incentive paid in the 2006 Summary Compensation Table, column (g) (see page 44 of the Definitive Proxy Statement), along with disclosure of the range of possible awards in the 2006 Grants of Plan-Based Awards, columns (c) – (e) (see page 51 of the Definitive Proxy Statement) provides sufficient information to enable an investor to understand the material terms of the annual incentive program.

However, to provide further clarity in future filings, we will consider providing a hypothetical example of how the annual incentive is calculated. We will also consider using a table to present the factors that we disclose and look for other ways to simplify the disclosure.

2006 Pension Benefits, page 57

10.
Please clarify by footnote why the number of years of credited service differs for Mr. Isdell between the retirement plan and supplemental plan, on the one hand, and the overseas plan, on the other.  Based on the disclosure you provided on page 39, the difference between the plans is not attributable to crediting Mr. Isdell with additional years of service.  Please clarify the reasons for the difference in years of credited service.

Response:

As of December 31, 2006, Mr. Isdell had a total of 32.5 total years of service with the Company and its affiliates that are eligible to be credited for pension purposes. The Retirement Plan and the Supplemental Plan, on the one hand, and the Overseas Plan, on the other hand, are separate plans that credit service for different periods.  In Mr. Isdell’s case, 12.1 of his total 32.5 years are credited under the Retirement Plan and the Supplemental Plan and the remaining 20.4 years are credited under the Overseas Plan.  There is not overlap in the years and no additional years of service are credited.   Together, the two plans credit his 32.5 years of total service.  In future filings, we will clarify the allocation of his years of service between the various pension plans.

11.	Please clarify the meaning of the data included in the mortality table column of the assumptions you have provided.

Response:

The probability of mortality (death) is one factor used to calculate the present value of accumulated pension benefits.  The mortality tables referenced on page 58 of the Definitive Proxy Statement are standard published tables.  These references use the abbreviated name of the mortality table that was used to determine the actuarial value of the accumulated benefits shown in column (d) of the 2006 Pension Benefits Table on page 57 of the Definitive Proxy Statement.  The full name for "GAM 94" is 1994 Group Annuity Mortality Table.  The full name for "GAM 83" is 1983 Group Annuity Mortality Table.  The phrase “males and females” means that gender-specific tables were used.

We elected to disclose the assumptions for each plan in detail instead of providing a cross-reference to the Company's audited financial statements because Mr. Reyes, one of the Named Executive Officers, is located in Mexico and participates in a local pension plan.  The actuarial assumptions for the local Mexico pension plan are different from the assumptions used for the Company’s other defined benefit pension plans.  We believe that listing the specific actuarial assumptions provides an investor with more accurate disclosure in this case.  In future filings, we will clarify the meaning of the data in the mortality table column.

2006 Nonqualified Deferred Compensation, page 59

12.
Please include a footnote quantifying the extent to which amounts reported in column f previously were reported as compensation to the named executive officer in the summary compensation table for previous years.  See the Instruction to Item 402(i)(2).

Response:

As stated on page 59 of the Definitive Proxy Statement, “All contributions by the Named Executive Officers are voluntary elections to defer receipt of compensation that they were entitled to be paid in the current year.”  In addition, we disclosed on page 59 of the Definitive Proxy Statement that no Named Executive Officer has ever received a Company contribution to the Deferred Compensation Plan.  Therefore, the entire amount in column (f) consists of base salary or annual incentive payments, plus earnings, that would have been paid to the Named Executive Officer had he or she not elected to defer the compensation.   For 2006 contributions, this is disclosed in the 2006 Summary Compensation Table.  For prior years’ contributions, this would have been reported in the Summary Compensation Table for that year, if the individual was a Named Executive Officer.

In future filings, consistent with Question 10.01 of the staff’s Compliance and Disclosure Interpretations, we will provide the necessary quantification in the footnotes to this table.

13.
Please disclose the measure for calculating interest or other plan earnings (including the frequency in which selections may be changed), quantifying interest rates and other measures applicable during your last fiscal year.  See Item 402(i)(3)(ii) of Regulation S-K.

Response:

The Deferred Compensation Plan does not provide or guarantee any specified rate of interest.  As disclosed on page 59 of the Definitive Proxy Statement: “The employee earns a deferred return based on deemed investments in mutual funds selected by the employee from a list provided by the Company.  The investment risk is borne entirely by the employee. . . ..  Gains and losses are credited based on the participant’s election of a variety of deemed investment choices.  Participants’ accounts may or may not appreciate and may even depreciate depending on the performance of their deemed investment choices.  None of the deemed investment choices provide interest at above-market rates.”   We believe this is adequate disclosure of the method for crediting plan earnings and we do not believe disclosure of the actual funds and their individual returns provides information that is material to an investor’s understanding of the Deferred Compensation Plan. Such disclosure could be quite lengthy and would be more relevant to the Named Executive Officer’s investment strategy than to an understanding of the Deferred Compensation Plan.  Aggregate earnings for each Named Executive Officer are disclosed in the 2006 Nonqualified Deferred Compensation table on page 59 of the Definitive Proxy Statement.  Participants may change their deemed investment elections on a daily basis.  In future filings, we will disclose that plan participants may change investment elections on a daily basis.

In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments concerning this letter to me at 404-676-5622.

Sincerely,

/s/ Carol Crofoot Hayes
Carol Crofoot Hayes
Associate General Counsel and Secretary

cc:           E. Neville Isdell, Chairman and Chief Executive Officer

Attachment 3

December 6, 2007
Mail Stop 3561

By U.S. Mail and facsimile to (404) 515-7099

E. Neville Isdell
Chief Executive Officer and Chairman of the Board
The Coca-Cola Company
One Coca-Cola Plaza
Atlanta, GA 30313

Re:           The Coca-Cola Company
 Definitive 14A
 Filed March 9, 2007
 File No. 1-02217

Dear Mr. Isdell:

We have reviewed your response letter dated October 26, 2007 and have the following comment. Please respond to our comment by December 20, 2007 or tell us by that time when you will provide us with a response. If the comment requests revised disclosure in future filings, please confirm in writing that you will comply with the comment in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comment or any other aspect of our review.

Annual Compensation, page 30

1.  We note your response to comment 7 in our letter dated August 21, 2007 and we reissue that comment. Please provide us on a supplemental basis a detailed analysis regarding how disclosure of each of the volume and net income targets for the company and operating units and volume and profit before tax targets would cause you competitive harm. Also, you state that disclosure of the 2007 targets is not “relevant” to a fair understanding of compensation for 2006. Please confirm that disclosure of such information is not material.

E. Neville Isdell
The Coca-Cola Company
December 6, 2007

Please contact me at (202) 551-3238 with any questions.

Sincerely,

Ellie Quarles
Special Counsel

cc:           Carol Crofoot Hayes (via facsimile to (404) 676-8409)
Associate General Counsel & Secretary

Attachment 4

CORRESP 1 filename1.htm
 One Coca-Cola Plaza
Atlanta, Georgia

CAROL CROFOOT HAYES	ADDRESS REPLY TO
ASSOCIATE GENERAL COUNSEL	P.O. BOX 1734
AND SECRETARY	ATLANTA, GA 30301
---------------------------
404-676-5622 FAX: 404-676-8409

December 19, 2007

Ms. Ellie Quarles
Special Counsel
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

RE:            The Coca-Cola Company
  Definitive Proxy Statement on Schedule 14A
  Filed March 9, 2007
  File No. 1-02217

Dear Ms. Quarles:

Thank you for your letter of December 6, 2007, following up on our response letter dated October 26, 2007, concerning the Definitive Proxy Statement on Schedule 14A filed on March 9, 2007 by The Coca-Cola Company (the “Company”).   We have responded to your additional comment below.

Annual Compensation, page 30

1.
We note your response to comment 7 in our letter dated August 21, 2007 and we reissue that comment.  Please provide us on a supplemental basis a detailed analysis regarding how disclosure of each of the volume and net income targets for the company and operating units and volume and profit before tax targets would cause you competitive harm.  Also, you state that disclosure of the 2007 targets is not “relevant” to a fair understanding of compensation for 2006.  Please confirm that disclosure of such information is not material.

Response:

As stated in our response to comment 7 in our letter dated October 26, 2007, we did not disclose the specific performance targets for the 2006 annual incentive awards because we believe that to do so would result in competitive harm to the Company.   As we stated in that letter, the financial criteria are applied against internal business plan targets that are set annually.  The internal business plan is highly confidential and competitively-sensitive information.  This letter provides additional, specific detail on how the disclosure of this information would result in competitive harm.

As stated in our letter, performance measures for the Company as a whole were volume and net income and, for operating units, volume and profit before tax.  The following is an example further elaborating on how disclosure of our targets, which incorporate our internal business plan, would cause competitive harm.

Assume that a Named Executive Officer was the President of ABC operating group.  This Named Executive Officer’s annual incentive would be based 50% on Company performance and 50% on ABC Group performance.  The portion related to ABC Group performance is weighted 50% on ABC Group volume and 50% on ABC Group profit before tax.   Before the beginning of the year, ABC Group establishes an internal business plan, which includes volume and profit before tax goals.  Then, at the beginning of each year, the Compensation Committee approves targets against this internal business plan.  In this example, if the ABC Group met 100% of the volume against the business plan and 100% of the profit before tax against the business plan, then the Named Executive Officer’s financial performance factor for the ABC Group would be 100%.  If the ABC Group met less than the target against the business plan for either measure, the financial performance factor for the ABC Group would be less than 100%.  If the ABC Group exceeded target against the business plan for the measures, the financial performance factor would be greater than 100% for the ABC Group.  In addition, the Named Executive Officer would be required to achieve certain targets for particular types of products in order to receive greater than 100% for the volume measure.

As you can see, the primary driver of the financial performance component of the annual incentive is how the ABC Group performs against the internal business plan targets.  This business plan is not public information.  If we were required to disclose this information, then coupled with the publicly-available information about actual volume and profit results, competitors would obtain the following information:

•
Our expectations for volume growth in the ABC Group and our performance against that expectation, giving competitors information on how we may be deploying resources in future years.  For example, if we disclosed that, to receive a target incentive, volume must exceed X% in ABC Group, if we did not achieve that expected result, competitors would obtain information on potential necessary future investments in the ABC Group.

•	The potential upside expectations of the ABC Group, which would give competitors information on areas we believe have potential for strong growth and areas which may be weaker.
•	Our potential investment in marketing since profit before tax and volume targets could be used to infer marketing spending.
•	The rate at which we expect a specific category of beverages to grow, which allows competitors to focus their own resources on these categories.

For the Company as a whole, the same kind of competitive information could be discerned by competitors if internal business plan targets for volume and net income were required to be disclosed.

2

We believe that our letter of October 26, 2007, along with this supplemental discussion, clearly establishes that disclosure of the annual incentive targets would cause the Company competitive harm.   We have no objection to disclosing performance targets where competitive harm would not result.  Indeed, as set forth on pages 26 and 35 of the Definitive Proxy Statement, we disclosed performance targets for our two other performance-based plans:  the Directors’ Compensation Plan and the performance share units.

If disclosure of this type of highly confidential information is required, the Compensation Committee would consider changing the annual incentive plan for 2008 so that only information that would not cause competitive harm if disclosed would be used. The annual incentive is intended to focus employees, including Named Executive Officers, on metrics that drive long-term sustainable growth.   The Compensation Committee has, in the past, designed the annual incentive plan with the sole focus on incenting behaviors that drive business results.  Should disclosure of competitively-sensitive information be required, the Compensation Committee could be forced to design the plan to avoid disclosure of competitive information rather than to set performance measures in the best interests of our business and our shareowners.  Any benefit of disclosure of this information is outweighed by the detriment of forcing the Compensation Committee to take the risk of disclosure into account in setting the terms of the annual incentive.

In addition, since the measures are disclosed (see page 32 of the Definitive Proxy Statement), the ranges of possible payouts for each Named Executive Officer are disclosed (see the 2006 Grants of Plan-Based Awards table on page 51 of the Definitive Proxy Statement), and the resulting incentive payments are disclosed (see column (g) of the 2006 Summary Compensation Table on page 44 of the Definitive Proxy Statement), the Company does not believe that disclosure of the specific targets is material to investors.

Finally, we confirm that disclosure of the 2007 targets is not material to an understanding of the compensation for 2006.

Please direct any questions or comments concerning this letter to me at 404-676-5622.

Sincerely,

/s/ Carol Crofoot Hayes

Carol Crofoot Hayes
Associate General Counsel and Secretary

cc:            E. Neville Isdell, Chairman and Chief Executive Officer

3

Attachment 5

CORRESP 1 filename1.htm

Carol Crofoot Hayes	P.O. Box 1734
Associate General Counsel and Secretary	Atlanta, GA 30301
(404) 676-5622

February 5, 2008

Ms. Ellie Quarles
Special Counsel
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:         The Coca-Cola Company
Definitive 14A
Filed March 9, 2007
File No. 1-02217

Dear Ms. Quarles:

This is in further response to your letter of December 6, 2007 and our response of December 19, 2007. The pending comment concerns our contention that the disclosure of our targets under our annual incentive plan would cause The Coca-Cola Company (the “Company”) competitive harm.

We have outlined the competitive harm concerns in our letter of December 19. In our letter of December 19, 2007, we also contended that the information is immaterial. We believe a more detailed description of the Company’s internal strategy in devising our confidential internal business plan may be helpful to the staff in reviewing our concerns and making its decision. We also believe that a more specific explanation of the annual incentive plan’s design will illustrate for the staff that disclosure of one particular set of performance targets established under the plan is not material to our shareowners’ understanding of the annual targeted bonus payout under the plan.

Our Internal Strategic View of Volume and Profit/Income Targets

It is imperative to understand that, in setting our confidential internal business plans, volume and financial results work in tandem. For example, in a particular period or in a particular geography, the Company may employ a relatively lower price (adversely affecting income and profit in the short term) to increase the presence of our products and share of sales. Conversely, price increases generally improve profit and income while adversely affecting volume. A sophisticated industry observer could easily infer future price initiatives and strategy from disclosure of the targets for volume of beverages sold, on one hand, and pre-tax profits or income, on the other, by observing the relationship between the two targets. This inference would allow a competitor to determine whether the Company is, for example, reducing prices and/or increasing marketing support and expenses to increase volume and share of sales. Based on that information, a competitor could decide to increase or decrease its own prices or to focus its efforts on increasing its own share of sales to blunt the impact of the Company’s carefully conceived strategy, to the detriment of our overall operating results.

Even though disclosure of the annual incentive targets in the Company’s proxy statement would occur after publication of volume and income results in the Company’s earnings release and financial statements, the relationship between pricing and volume is not discernible from the Company’s published financial information, and therefore disclosure of the targets would provide new information to competitors regarding our strategy. In addition, because the targets reflect the Company’s pricing and market strategies for periods that extend beyond the end of the fiscal year, the completion of a compensation year does not in any way diminish the confidentiality of the targets, or the possible harm to the effectiveness of these strategies.

We believe the majority of our shareowners understand the sensitive nature of these targets, and the Company’s internal strategy between volume and pricing decisions. We further believe that these shareowners would agree that the Company’s interests are far better served by keeping the targets under the annual incentive plan confidential.

Volume and Profit/Net Income Targets are Not Material to Plan Design

Given the structure of our annual incentive plan, disclosure of the annual performance targets is not material to a shareholder’s understanding of the plan. The specific targets represent merely a “starting point” under the plan. The plan is designed to include a matrix of performance points at which the targeted payout for any particular named executive officer could be paid. Identifying a range of values that could lead to a particular payout provides little information about the difficulty of achieving that payout when a large number of sets of values would achieve the same payout level.

For example, as disclosed in the Compensation Discussion and Analysis, Mr. Isdell’s 2006 annual target bonus was 200% of base salary. Assume that the Compensation Committee set a volume target of X and a net income target of $Y. If these targets were achieved, Mr. Isdell would have received a bonus equal to 200% of his base salary. However, there are a number of combinations of actual volume and net income results, in accordance with possible ranges under the confidential strategic plan, that would have resulted in Mr. Isdell receiving his target bonus payout of 200% of base salary. For example, as an illustration, volume and net income results of X+3 and $Y-2, respectively, also could have resulted in Mr. Isdell receiving a bonus equal to 200% of his base salary. Accordingly, identifying one set of these targets would do little to aid our shareowners.

For these reasons, we believe that knowing the many actual combinations of performance targets is not necessary to, and would not materially enhance, a shareholder’s understanding of the incentive nature of the plan. We believe that what is material to our shareowners is (i) each named executive officer’s target bonus payout, (ii) the plan formula, (iii) the actual bonus payout for the year and (iv) the historical analysis of performance trends and results. The Company has, and will continue to, disclose this information in the proxy statement. Identifying a single payout point along the plan’s formulaic payout matrix is not material information and, more importantly, could be misleading to the shareowners if disclosed.

Conclusion

As indicated in our prior correspondence, the Company is making a diligent effort to produce a Compensation Discussion and Analysis that is as thorough and understandable as possible. As suggested by the staff, we will include an example of the formula and factors that contribute to the annual incentive calculation and payout. We will disclose the range of possible awards at the beginning of the year, the measures used, and the results under the plan. The Company’s financial results will be public at the time the proxy statement is filed. It is our view that the risk of competitive harm significantly outweighs the relative immateriality of disclosure of the actual performance targets to shareowners.

Sincerely,

/s/ Carol Crofoot Hayes
Carol Crofoot Hayes
Associate General Counsel and Secretary

cc:	E. Neville Isdell, Chairman and Chief Executive Officer

Attachment 6

Mail Stop 3561

February 15, 2008

By U.S. Mail and facsimile to (404) 515-7099

E. Neville Isdell
Chief Executive Officer and Chairman of the Board
The Coca-Cola Company
One Coca-Cola Plaza
Atlanta, GA 30313

Re:         The Coca-Cola Company
Definitive 14A
Filed March 9, 2007
File No. 1-02217

Dear Mr. Isdell:

We have reviewed your December 19, 2007 and February 5, 2008 responses to our comments of December 6, 2007. Without more detail, we cannot agree or disagree with your conclusion that you have an appropriate basis to omit the identified performance targets for the completed fiscal year. Since you are in possession of all of the facts related to your disclosure, we have decided that we have no basis to disagree with your decision to omit this information from your filing. As in all cases, we remind you that you are responsible for the adequacy and accuracy of the disclosure in your filings. We do not have any further comments on your filing.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3238.

Sincerely,

Ellie Quarles
Special Counsel

cc:           Carol Crofoot Hayes (via facsimile to (404) 676-8409)
Associate General Counsel & Secretary